SGAM Variable Series Funds, Inc.
560 Lexington Avenue
New York, New York 10022

December 11, 2006

VIA ELECTRONIC TRANSMISSION Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Division of Investment Management
Re: SGAM Variable Series Funds, Inc. Request for Withdrawal of Registration Statement on Form N-1A (33 Act File No. 333-98787, 40 Act File No 811-21191, Accession No. 0000905148-02-002062 )

Ladies and Gentlemen:

We hereby request withdrawal of the registration statement on Form N-1A of SGAM Variable Series Funds, Inc. (the “Registration Statement”) pursuant to Rule 477 under the Securities Act of 1933, as amended. The Registration Statement was originally filed on August 27, 2002 and has never been declared effective. The Registration Statement was abandoned because the Registrant determined that retail demand for the product had diminished.

Any questions or comments regarding this filing should be directed to Caroline Dooley at (212) 839-5637 at the law firm of Sidley Austin LLP.

Sincerely,

/s/ Lior Segev
SC Asset Management, Inc.